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                                               [LINCOLN FINANCIAL GROUP(R) LOGO]

                                                               ONE GRANITE PLACE
                                                    CONCORD, NEW HAMPSHIRE 03301


VIA EDGARLINK
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April 4, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0305

         Re:  Lincoln Life Variable Annuity Account JL-A
              The Lincoln National Life Insurance Company
              Initial Registration Statement, Form N-4

Dear Commissioners:

On behalf of The Lincoln National Life Insurance Company (the "Company") and Lincoln Life Variable Annuity Account JL-A (the "Separate Account"), I hereby request that Registration Statement on Form N-4 (Registration No. 333-141803) (the "Registration Statement") be withdrawn.

The request to withdraw the Registration Statement is because it was inadvertently filed before the change of name of the Separate Account from Jefferson Pilot Variable Account A to Lincoln Life Variable Annuity Account JL-A took effect in EDGAR.

The Company confirms that: (i) the Registration Statement has not been declared effective by the Commission; (ii) no securities have been sold pursuant to the Registration Statement or the prospectus contained therein; and (iii) no preliminary prospectus contained in the Registration Statement has been distributed.

Thank you for your assistance. Please contact me at (603) 226-5105 with any questions and to advise me if this request has been granted.

Sincerely,

Lincoln Life Variable Annuity Account JL-A of The Lincoln National Life Insurance Company

 By:  The Lincoln National Life Insurance Company

      By:  /s/  Frederick C. Tedeschi
           -----------------------------------
           Frederick C. Tedeschi
           Associate General Counsel